UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 8)

Access Plans, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00434J104
(CUSIP Number)

6/22/2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
                Rule 13d-1(c)
          X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
RENN Global Entrepreneurs Fund Inc.

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Texas

5	Sole Voting Power
0

6	Shared Voting Power
359,436 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
359,436 (2)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
361,670 (1) (2) (3)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]
(See Instructions) includes 142,857 warrants @ $0.84

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person (See Instructions)
IV

(1)
RENN Global Entrepreneurs Fund Inc. ("RENN3") is the owner of record of the shares and shares voting power over the shares with RENN Capital Group Inc., its investment advisor ("RENN") pursuant to an investment advisory agreement.  Russell Cleveland is the President of ("RENN3") and RENN Capital Group Inc., and disclaims any beneficial ownership.

(2)	RENN3 shares dispositive power over the shares with RENN Capital Group Inc. Russell Cleveland is the President of RENN3 and RENN Capital Group Inc. and disclaims any beneficial ownership.

(3)	Ownership includes options to buy 2,234 shares of common stock @ $0.85 grant date 4/1/2009, exercise date 4/1/2009.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
Renaissance US Growth Investment Trust PLC

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
United Kingdom

5	Sole Voting Power
0

6	Shared Voting Power
659,839 (4)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
659,839 (5)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
659,839 (4) (5)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11	Percent of Class Represented by Amount in Row (9) 3.3%

12	Type of Reporting Person (See Instructions)
FI

(4)
Renaissance US Growth Investment Trust PLC ("RUSGIT") is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement.  Russell Cleveland is a Director of ("RUSGIT") and President of RENN Capital Group Inc., and disclaims any beneficial ownership.

(5)
RUSGIT shares dispositive power over the shares with RENN Capital Group Inc,.  Russell Cleveland is a Director of ("RUSGIT") and President of RENN Capital Group Inc., and disclaims any beneficial ownership.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
Global Special Opportunities Trust PLC

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
United Kingdom

5	Sole Voting Power
0

6	Shared Voting Power
268,997 (6)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
268,997 (7)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
268,997 (6) (7)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) 135,714 warrants to buy

11	Percent of Class Represented by Amount in Row (9)
1.4%

12	Type of Reporting Person (See Instructions)
FI

(6)
Global Special Opportunities Trust PLC ("GSOT") is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement.  Russell Cleveland is the US PortfolioManager of GSOT and President of RENN Capital Group Inc., and disclaims any beneficial ownership.

(7)
GSOT shares dispositive power over the shares with RENN Capital Group Inc.  Russell Cleveland is the US Portfolio Manager of ("GSOT") and President of RENN Capital Group Inc., and disclaims any beneficial ownership.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
Premier RENN Entrepreneurial Fund Ltd.

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Guernsey

5	Sole Voting Power
0

6	Shared Voting Power 417,306 (8)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
417,306 (9)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
417,306 (8) (9)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) 135,714 warrants to buy

11		Percent of Class Represented by Amount in Row (9)
2.1%

12		Type of Reporting Person (See Instructions)
FI

(8)
Premier RENN Entrepreneurial Fund Ltd. (:PREM") is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement. Russell Cleveland is the President of RENN Capital Group, Inc., and disclaims any beneficial ownership.

(9)	PREM shares dispositive power over the shares with RENN Capital Group Inc. Russell Cleveland is the President of RENN Capital Group, Inc., and disclaims any beneficial ownership.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
RENN Capital Group Inc

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Texas

5	Sole Voting Power
0

6	Shared Voting Power 1,705,578 (11)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,715,578 (12)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,715,578 (11) (12)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) 135,714 warrants to buy

11		Percent of Class Represented by Amount in Row (9)
8.7%

12		Type of Reporting Person (See Instructions)
IA

RENN Capital Group, Inc. ("RENN") is investment adviser to RUSGIT, RENN3, GSOT & PREM. RUSGIT, RENN3, GSOT & PREM share voting power over their shares with RENN pursuant to an investment advisory agreement. Russell Cleveland is the President of RENN Capital Group, Inc., and disclaims any beneficial ownership.

	(11)	RUSGIT, RENN3, GSOT & PREM shares dispositive power over the shares with RENN Capital Group Inc. Russell Cleveland is the President of RENN Capital Group, Inc., and disclaims any beneficial ownership.

(12)	Ownership includes options to buy 10,000 shares of common stock @ $0.85 grant date 4/1/2009, exercise date is 4/1/2009. Russell Cleveland is the President of RENN Capital Group, Inc., and RENN3. Director of RUSGIT and US Portfolio Manager of GSOT and disclaims any beneficial ownership.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
Russell Cleveland

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
United States

5	Sole Voting Power
0

6	Shared Voting Power 1,705,578 (13)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,715,578 (14) (15)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,715,578 (13) (14) (15)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) 135,714 warrants to buy

11		Percent of Class Represented by Amount in Row (9)
8.7%

12		Type of Reporting Person (See Instructions)
IN

(13)
Russell Cleveland is President and Chief Executive Officer Of RENN Capital Group, Inc. ("RENN"), is investment adviser to RUSGIT, GSOT, & PREM.  RUSGIT, GSOT & PREM share voting power over their shares with RENN pursuant to an investment advisory agreement.  Russell Cleveland is a Director of RUSGIT & US Portfolio Manager of GSOT.  He disclaims any beneficial ownership.

(14)	Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. ("RENN"), is investment adviser to RUSGIT, GSOT & PREM. RUSGIT, GSOT & PREM share dispositive power over the shares with RENN Capital Group Inc. Russell Cleveland is a Director of RUSGIT & US Portfolio Manager of GSOT. He disclaims any beneficial ownership.

(15)	Ownership includes options to buy 10,000 shares of common stock @ $0.85 grant date 4/1/2009. Russell Cleveland is a Director of RUSGIT & US Portfolio Manager of GSOT. He disclaims any beneficial ownership.

Item 1.
	(a)	Name of Issuer
Access Plans, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
900 36th Avenue NW, Suite 105 Norman, OK 73072

Item 2.
	(a)	Name of Person Filing:
RENN Global Entrepreneurs Fund Inc. Renaissance US Growth Investment Trust PLC Global Special Opportunities Trust PLC Premier RENN Entrepreneurial Fund Ltd RENN Capital Group Inc. Russell Cleveland

	(b)	Address of Principal Business Office or, if none, Residence
RENN Capital Group, Inc. 8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

	(c)	Citizenship
Texas,United Kingdom, United Kingdom, Guernsey, Texas, United States

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number 01860F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
RENN3 - 361,670 RUSGIT - 659,839 GSOT – 268,997 PREMIER - 417,306 RENN Capital Group – 1,715,578 Russell Cleveland – 1,715,578

	(b)	Percent of class:
RENN3 - 1.8% RUSGIT – 3.3% GSOT – 1.4% PREMIER – 2.1% RENN Capital Group – 8.7% Russell Cleveland – 8.7%

	(c)	Number of shares to which the person has:

		(i)	Sole power to vote or to direct the vote:
0

		(ii)	Shared power to vote or to direct the vote:
RENN3 - 361,670 RUSGIT – 659,839 GSOT – 268,997 PREMIER - 417,306 RENN Capital Group –1,705,578 Russell Cleveland – 1,705,578

		(iii)	Sole power to dispose or to direct the disposition of:
0

		(iv)	Shared power to dispose or to direct the disposition of:
RENN3 - 361,670 RUSGIT – 659,839 GSOT – 268,997 PREMIER - 417,306 RENN Capital Group – 1,715,578 Russell Cleveland – 1,715,578
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.
Certification
     (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired are are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Global Entrepreneurs Fund, Inc.

Date: June 23, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, CEO, Director

Renaissance US Growth Investment Trust PLC.

Date: June 23, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	Director

Global Special Opportunities Trust PLC.

Date: June 23, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	US Portfolio Manager

Premier RENN Entrepreneurial Fund Ltd.

Date: June 23, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc., Investment Advisor

RENN Capital Group Inc.

Date: June 23, 2010	By:	/s/ Russell Cleveland
	Name:	President

Russell Cleveland

Date: June 23, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland